As filed with the Securities and Exchange Commission on May 15, 2006
Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT
ON FORM S-3
UNDER
THE SECURITIES ACT OF 1933
DIGITAL RECORDERS, INC.
(Exact name of registrant as specified in its charter)

North Carolina	56-1362926
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)
5949 Sherry Lane, Suite 1050
Dallas, Texas 75225
(214) 378-8992
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
David L. Turney
Chairman, Chief Executive Officer and President
Digital Recorders, Inc.
5949 Sherry Lane, Suite 1050
Dallas, Texas 75225
(214) 378-8992
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies requested to:
Quentin Faust, Esq.
Andrews Kurth LLP
1717 Main Street, Suite 3700
Dallas, Texas 75201
     Approximate date of commencement of proposed sale to the public: At such time or times after the effective date of this registration statement as the Selling Shareholder shall determine.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
Securities to be Registered	Registered(1)	Price Per Unit	Aggregate Offering Price	Registration Fee
Common Stock, par value $.10 per share	550,000 (2)	$1.30(5)	$715,000	$76.50
Common Stock, par value $.10 per share	93,750(2)	$1.60(5)	$150,000	$16.05
Common Stock, par value $.10 per share	80,000(2)	$2.00(5)	$160,000	$17.12
Common Stock, par value $.10 per share	55,000(2)	$2.02(5)	$111,000	$11.88
Common Stock, par value $.10 per share	177,884(3)	$1.30(6)	$231,250	$24.75
Common Stock, par value $.10 per share	418,750(4)	$1.30(6)	$544,375	$58.25
TOTAL	1,375,384	n/a	$1,911,625	$204.55

     (1) Pursuant to Rule 416 under the Securities Act, this Registration Statement also covers such indeterminate number of additional shares of common stock issuable upon stock splits, stock dividends, recapitalizations or other similar transactions as may be issued pursuant to the anti-dilution provisions of the warrants, the Series I Redeemable Convertible Preferred Stock (“Series I Preferred”), the Series H Redeemable Convertible Preferred Stock (“Series H Preferred”) or otherwise.
     (2) Includes shares of common stock issuable upon the exercise of warrants.
     (3) Includes 177,884 shares of common stock issuable upon conversion of Series H Preferred (including 57,692 shares of common stock issuable upon conversion of Series H Preferred that is issued as future declared dividend payments accruing at a quarterly 2.0% rate on the liquidation value of $5,000 per preferred share).
     (4) Includes 418,750 shares of common stock issuable upon conversion of Series I Preferred (including 106,250 shares of common stock issuable upon conversion of Series I Preferred that is issued, at the option of the holder, as future declared dividend payments accruing at a quarterly 1.5% rate on the liquidation value of $5,000 per preferred share).
     (5) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(g) under the Securities Act of 1933.
     (6) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.
     Pursuant to Rule 429 promulgated under the Securities Act of 1933 (“Rule 429”), the prospectus included herein is a combined prospectus, which also relates to the same classes of securities of the Registrant previously registered under the Registration Statements on Form S-1 (Registration No. 333-115897) of the Registrant, Form S-1 (Registration No. 333-121834) of the Registrant and Form S-1 (Registration No. 333-127962) of the Registrant. This Registration Statement constitutes Post-Effective Amendment No. 4 of Registration Statement No. 333-115897, Post-Effective Amendment No. 1 of the Registration Statement No. 333-121834 and Post-Effective Amendment No. 1 of Registration Statement No. 333-127962. Each of these post-effective amendments shall become effective concurrently with the effectiveness of this registration statement. Filing fees of $1,603 were paid in connection with the securities that remain eligible to be sold under such Registration Statements.

The information in this prospectus is not complete and may be changed. The Selling Shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion, dated May 15, 2006.
DIGITAL RECORDERS, INC.
4,305,821 Shares of Common Stock
     This prospectus relates to the offer and sale of up to 4,305,821 shares of common stock of Digital Recorders, Inc., a North Carolina corporation, that may be offered and sold from time to time by the shareholders described in this prospectus under “Selling Shareholders” or by pledges, donees, transferees, assignees or other successors-in-interest that receive any of the shares as a gift, distribution or other non-sale related transfer.
     Each Selling Shareholder may offer its shares from time to time directly or through one or more underwriters, broker-dealers or agents, on The Nasdaq Capital Markets, in the over-the-counter market at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to such Selling Shareholder or otherwise.
     We will not receive any proceeds from the sale of shares by the Selling Shareholders. In connection with any sales, the Selling Shareholders, any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act.
     We will pay the expenses related to the registration of the shares covered by this prospectus. The Selling Shareholders will pay any commissions and selling expenses they may incur.
     Our common stock is traded on The Nasdaq Capital Markets under the symbol “TBUS.” The closing sale price on NASDAQ on May 11, 2006 was $1.30 per share. Our common stock is also traded on the Boston Stock Exchange under the symbol “TBU.”
     Investing in the common stock offered by this prospectus is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 6.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
     The date of this prospectus is May  , 2006.

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using the SEC’s registration rules for a delayed or continuous offering and sale of securities. Pursuant to Rule 429 promulgated under the Securities Act of 1933 (“Rule 429”), this also relates to the same classes of securities of the Registrant previously registered under the Registration Statements on Form S-1 (Registration No. 333-115897) of the Registrant, Form S-1 (Registration No. 333-121834) of the Registrant and Form S-1 (Registration No. 333-127962) of the Registrant. The registration statement with which this prospectus was filed constitutes post-effective amendments to those previous registration statements.
     Under the registration rules, using this prospectus and, if required, one or more prospectus supplements, the Selling Shareholders may sell from time to time, in one or more offerings, the shares of common stock covered by this prospectus. The shares covered by this prospectus include 778,750 shares of common stock issuable upon the exercise of warrants, 177,884 shares of common stock issuable upon conversion of Series H Preferred (including preferred stock that may be issued as dividends prior to October 31, 2010) and 418,750 shares of common stock issuable upon conversion of Series I Preferred (including preferred stock that may be issued, at the option of the holder, as dividends prior to March 22, 2011). Since this prospectus also relates to the previous registration statements, it also covers the following securities that remain unsold under those previous registration statements: 1,180,437 shares of our outstanding common stock, 960,181 shares issuable upon the conversion of our Series G Preferred (including preferred stock that may be issued as dividends before June 22, 2010) and 789,819 shares of common stock issuable upon the exercise of warrants. This prospectus also covers any shares of common stock that may become issuable pursuant to anti-dilution adjustment provisions that would increase the number of shares issuable upon exercise of the warrants or conversion of our preferred stock as a result of stock splits, stock dividends or similar transactions.
     A prospectus supplement may add, update or change information contained in this prospectus. We recommend that you read carefully this entire prospectus, especially the section entitled “Risk Factors” beginning on page 6, and any supplements before making a decision to invest in our common stock.

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PROSPECTUS SUMMARY
     This summary highlights important information about this offering and our business. It does not include all information you should consider before investing in our common stock. Please review this prospectus in its entirety, including the risk factors and our financial statements and the related notes, before you decide to invest. Unless otherwise noted, the terms the “Company,” “Digital Recorders,” “DRI,” “we,” “us” and “our” refer to Digital Recorders, Inc. and its consolidated subsidiaries.
Our Company
     We are a market leader in transit, transportation and law enforcement digital communications and audio enhancement systems using proprietary software applications. Our products improve the flow and mobility of people through transportation infrastructure, as well as enhance law enforcement agencies’ surveillance capabilities. Our transit communications products – TwinVision® and Mobitec® route destination signage systems, Talking Bus® voice announcement systems, and Internet-based, automatic vehicle monitoring systems — enhance public transportation in a number of countries around the globe. Our electronic surveillance tools, including microphone amplifiers and processors, countermeasures devices, speech activity detectors, and radio/television noise cancellers, help law-enforcement agencies capture, arrest and prosecute criminals. We currently operate through the following two major business segments:
•	the transportation communications segment and

•	the law enforcement and surveillance segment.
     Transportation Communications Segment. Our Transportation Communications Segment produces passenger information communication products under the DR-Talking Bus, TwinVision, and Mobitec brand names, which are sold to transportation vehicle equipment customers worldwide.
     The DR-Talking Bus and TwinVision brands are sold in the United States and Canada. In fiscal year 2005, net sales in these two countries represented 50.2 percent of all Transportation Communications Segment net sales, split 79 percent in the U.S. and 21 percent in Canada. As of December 31, 2005, long-lived assets within the U.S. included 28 percent of all long-lived assets and are all owned by our U.S. businesses.
     The Mobitec brand, which represented 49.8 percent of Transportation Communications Segment net sales for fiscal year 2005, is sold exclusively in Sweden, Norway, Denmark, Finland, Iceland and Greenland (“Nordic market”); and Germany, France, Poland, UK, Spain, Greece and Hungary (“European market”); as well as in South America, primarily Brazil; the Asian-Pacific market, primarily Australia; and the Mid-Eastern market, primarily Turkey and Kuwait. As of December 31, 2005, long-lived assets within the Nordic market included 70 percent of all long-lived assets and are all owned by our business unit in Sweden; all other long-lived assets within the remaining markets accounted for less than two percent of the total long-lived assets.
     Transportation Communication Segment customers generally fall into one of two broad categories, including, end-user customers, and original equipment manufacturers (“OEM”). Our end-user customers include the following: municipalities; regional transportation districts; federal, state, and local departments of transportation; transit agencies; public, private, or commercial operators of vehicles; and rental car agencies. Our OEM customers are the manufacturers of transportation vehicles. The relative percentage of sales to end-user customers compared to OEM customers varies widely and frequently from quarter-to-quarter and year-to-year, and within products and product lines comprising DRI’s mix of total sales in any given period.
     Our Transportation Communications Segment is responsible for 95 percent of our annual sales and consists of the following business unit and wholly owned subsidiaries.

     U.S. Based Operations.
•	Digital Recorders (“DR”), based in Durham, N.C., was established in September 1983. Now a business unit of DRI, DR products include computer aided dispatch Global Positioning Satellite (“GPS”) tracking, automatic vehicle location (“AVL”) systems; automatic vehicle monitoring (“AVM”) systems; Talking Bus automatic voice announcement systems; and StealthMic™ vandal-resistant, hands-free microphone. Some of these products include security-enhancement related functionality. DR’s customers include transit operating agencies, commercial transportation vehicle operators, and manufacturers of those vehicles in the North American Free Trade Agreement (“NAFTA”) markets.

•	TwinVision of North America, Inc. (“TVna”), a wholly owned subsidiary of DRI based in Durham, N.C., was established by DRI in May 1996. TVna designs, manufactures, sells, and services electronic destination sign systems used on transit and transportation vehicles. Some of these products include security-enhancement related functionality. TVna’s customers include transit operating agencies, commercial transportation vehicle operators, and the manufacturers of those vehicles in the NAFTA markets.

•	RTI, Inc., a wholly owned subsidiary of DRI based in Dallas, Texas, was established in August 1994 and acquired by DRI in July 1998. With the acquisition of RTI, Inc., DRI also acquired TwinVision business development and marketing capabilities, as well as an exclusive license to Lite Vision Corporation’s display technology. RTI, Inc. is a marketing consulting firm devoted to the public transit industry’s needs, primarily those of European-based businesses. RTI, Inc. presently generates no revenue.
     International Based Operations.
     In June 2001, we completed the acquisition of Mobitec AB (“Mobitec acquisition”) as part of our strategy to grow the Company at an accelerated pace through both internal and external means. Mobitec AB is part of DRI-Europa AB, our corporate framework for international operations that also includes Mobitec GmbH, Mobitec Pty Ltd, and Mobitec Ltda. Together, these subsidiaries primarily serve the European, Nordic, Far Eastern, Middle Eastern, South American, Australian, and Asian-Pacific markets. The acquisition significantly expanded our geographical reach and cross-selling opportunities.
•	DRI-Europa AB is a wholly owned subsidiary of DRI that was established in February 2001 to serve as the umbrella organizational structure for DRI’s international operations at the time.

•	Mobitec GmbH (formerly known as Transit-Media GmbH) was established in 1995 and acquired by DRI in April 1996. Following the acquisition of Mobitec GmbH in June 2001, Transit-Media GmbH was merged with Mobitec GmbH in January 2002 and the combined company became Transit Media-Mobitec GmbH (“TM-M”). In the fourth quarter of 2005, TM-M was renamed Mobitec GmbH. Based in Ettlingen, Germany, Mobitec GmbH is a wholly owned subsidiary of DRI-Europa AB. Mobitec GmbH produces, sells and services TwinVision and Mobitec products. Mobitec GmbH’s customers include transit operating agencies, commercial transportation vehicle operators, and the manufacturers of those vehicles in select European, Asian-Pacific, and Mid-Eastern markets.

•	Mobitec AB, a wholly owned subsidiary of DRI-Europa AB and based in Göteborg, Sweden, was established in 1987 and acquired by DRI in June 2001 as part of the Mobitec acquisition. Based upon our internal market share calculations, we believe Mobitec AB holds the largest market share of electronic destination sign systems in the Nordic market. In addition to serving the Nordic markets, Mobitec AB also has sales offices in Germany and Australia, as well as a 50 percent owned subsidiary in Brazil, Mobitec Brazil Ltda. Mobitec AB, through its representation on the board of directors, has controlling authority over Mobitec Brazil Ltda Mobitec AB’s customers include transit operating agencies, commercial transportation vehicle operators, and the manufacturers of those vehicles in the Nordic and select European markets

•	Mobitec Pty Ltd, a wholly owned subsidiary of Mobitec AB and based in Peakhurst NSW, Australia, was established in 2000 and acquired by DRI in June 2001 as part of the Mobitec acquisition. The company imports and sells Mobitec AB’s electronic destination sign systems within the Asian-Pacific market. Based upon our internal market share calculations, we believe Mobitec Pty Ltd holds a majority market share in the Australian market.

•	Mobitec Brazil Ltda, a 50 percent owned subsidiary of Mobitec AB and based in Caxias do Sul, Brazil, was established in 1996. Our 50 percent interest was acquired by DRI in June 2001 as part of the Mobitec acquisition. The company is engaged in manufacturing and selling electronic destinations sign systems to OEM bus manufacturers primarily in Brazil. Its products are also shipped throughout Mexico, South America, and the Middle East. The remaining 50 percent of Mobitec Brazil Ltda is owned by the Company’s Brazilian Managing Director.
     Law Enforcement and Surveillance Segment. Our Law Enforcement and Surveillance Segment, which is responsible for 5% of our annual sales, consists of Digital Audio Corporation (“DAC”), a wholly owned subsidiary of DRI based in Durham, N.C. Acquired in February 1995, DAC’s products include a line of digital audio filter systems and digital audio recorders. These products are used to improve the quality and intelligibility of both live and recorded voices. DAC’s customers include U.S. federal, state, and local law enforcement agencies or organizations; U.S. military and intelligence organizations; comparable national and regional agencies of foreign governments; and private and industrial security and investigation firms.

The Offering

Common stock offered by the Selling Shareholders	4,305,821 shares, including:
•	1,180,437 shares outstanding;

•	1,568,569 shares issuable upon the exercise of warrants; and

•	1,556,815 shares issuable upon conversion of our preferred stock (including preferred stock that may be issued as dividends on the preferred stock).

Offering prices	The shares may be offered and sold at prevailing market prices or such other prices as the Selling Shareholders may determine.

Common stock outstanding	9,773,509 shares as of April 4, 2006.

Dividend policy	Holders of Series AAA Redeemable Nonvoting Preferred Stock and Series E Redeemable Nonvoting Convertible Preferred Stock are entitled to receive cumulative quarterly dividends when and if declared by our board of directors, at the rate of 5% per annum and 7% per annum, respectively, in cash, on the liquidation value of those shares. Holders of Series G Redeemable Convertible Preferred Stock are entitled to receive cumulative quarterly dividends when and if declared by our board of directors, at the rate of 8.0% per annum, in additional shares of the Series G Preferred, on the liquidation value of those shares. Holders of Series H Convertible Preferred Stock are entitled to receive cumulative quarterly dividends when and if declared by our board of directors, at the rate of 8.0% per annum, in additional shares of the Series H Preferred, on the liquidation value of those shares. Holders of Series I Redeemable Convertible Preferred Stock are entitled to receive cumulative quarterly dividends when and if declared by our board of directors, at the quarterly rate of 1.5%, in cash or additional shares of our Series I Preferred, at the option of the holder, on the liquidation value of those shares.

Subject to the rights of our outstanding preferred stock and subject to restrictions imposed by an outstanding convertible subordinated debenture and related purchase agreement and our domestic senior credit facility, dividends on our common stock may be declared and paid when and as determined by our board of directors. We do not presently intend to begin paying dividends on our common stock in the foreseeable future.

Nasdaq Capital Market symbol	TBUS

Boston Stock Exchange symbol	TBU

Use of proceeds	We are not selling any of the shares of common stock being offered by this prospectus and will receive no proceeds from the sale of the shares by the Selling Shareholders. All of the proceeds from the sale of common stock offered by this prospectus will go to the Selling Shareholders who offer and sell their shares.

Some of the common stock offered by this prospectus may be issued upon the exercise of warrants or conversion of preferred shares held by certain of the Selling Shareholders. Unless exercised on a cashless basis, we will receive proceeds from the exercise of the warrants which we will use for general corporate purposes. Additionally, conversion of preferred shares would reduce our future dividends upon those shares converted.

Voting rights	The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders. Under North Carolina law, the approval of the holders of shares of each series of our outstanding preferred stock, voting as a separate class, may be required for certain matters, such as mergers and amendments to our articles of incorporation.

The holder of our Series G Preferred Stock, Series H Preferred Stock and Series I Preferred Stock are entitled to vote with the holders of our Common Stock, voting together as a single class, on any matters on which holders of Common Stock are entitled to vote on an “as converted” basis.
Risk Factors
     See “Risk Factors” beginning on page 6 for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Our Address
     Our principal executive offices are located at 5949 Sherry Lane, Suite 1050, Dallas, Texas 75225, and our telephone number is (214) 378-8992.

RISK FACTORS
     Investing in our common stock involves significant risks. You should carefully consider the risks and uncertainties described below, together with the other information contained in this prospectus and the risks related to our business set forth in Item 1A. “Risk Factors” of Part I of our Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated by reference in this prospectus, before you decide to invest. Many of the risks discussed below have affected our business in the past, and many are likely to continue to do so. These risks may materially adversely affect our business, financial condition, operating results or cash flows, or the market price of our common stock. Each of these risk factors could adversely affect the value of an investment in our common stock. See also “Forward-Looking Statements.”
Risks Related to Indebtedness, Financial Condition and Results of Operations
     Our substantial debt could adversely affect our financial position, operations and ability to grow. As of December 31, 2005, our total debt of approximately $6.2 million consisted of long-term debt in the amount of $1.2 million, most of which is classified as current, and short-term debt of $5 million. Included in the long-term debt is $418 thousand outstanding under a term loan to a Swedish bank, $250 thousand outstanding under an 8.0 percent convertible debenture held by a shareholder and director and $503 thousand outstanding under a note payable to an investor. The short-term debt consisted of the outstanding balances under our domestic and European revolving credit facilities. Since December 31, 2005, we entered into a new secured revolving credit facility with Laurus Master Fund, Ltd. in the amount of $6 million and drew a portion of that facility to retire approximately $3.3 million of our previously outstanding short-term debt. Approximately $1.2 million remained available for borrowings under the Laurus revolving facility, subject to the availability of sufficient inventory and accounts receivable used as collateral. We separately entered into a $1.6 million short-term secured financing agreement with Laurus in April 2006. Our substantial indebtedness could have adverse consequences in the future. For example, it could:
•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce amounts available for working capital, capital expenditures, research and development and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	increase our vulnerability to general adverse economic and industry conditions;

•	place us at a disadvantage compared to our competitors that may have less debt than we do;

•	make it more difficult for us to obtain additional financing that may be necessary in connection with our business;

•	make it more difficult for us to implement our business and growth strategies; and

•	cause us to have to pay higher interest rates on future borrowings.
     Some of our debt bears interest at variable rates. If interest rates increase, or if we incur additional debt, the potential adverse consequences, including those described above, may be intensified. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay planned expansion and capital expenditures, sell assets, obtain additional equity financing or restructure our debt. Some of our existing credit facilities contain covenants that, among other things, limit our ability to incur additional debt.
     Future cash requirements or restrictions on cash could adversely affect our financial position, and an event of default under our outstanding debt instruments could impair our ability to conduct business operations. Our cash balance declined in fiscal year 2005 and we could incur negative overall cash flow in fiscal year 2006 and future periods. If cash flow significantly deteriorates in the future, our liquidity and ability to operate our business could be adversely impacted. Additionally, our ability to raise financial capital may be hindered due to our net losses and the possibility of future negative cash flow, thus reducing our operating flexibility.
     The following items, among others, could require unexpected future cash payments, limit our ability to generate cash or restrict our use of cash:

•	triggering of certain payment obligations, or acceleration of payment obligations, under our revolving credit facilities or our outstanding convertible debentures;

•	triggering of redemption obligations under our outstanding convertible debentures;

•	costs associated with unanticipated litigation relating to our intellectual property or other matters;

•	taxes due upon the transfer of cash held in foreign locations; and

•	taxes assessed by local authorities where we conduct business.
     On March 16, 2006, we entered into a two-year asset-based lending agreement with Laurus Master Fund, Ltd. to replace the current agreement with LaSalle Business Credit. The Laurus credit agreement provides up to $6.0 million in borrowings under a revolving credit facility used to retire the previous debt under the LaSalle credit agreement and for general corporate purposes and is secured by all of our tangible and intangible assets in the U.S. and Canada.
     On April 27, 2006, we, along with certain of our subsidiaries, entered into a securities purchase agreement with Laurus, whereby we sold a one-year secured promissory note in the original principal amount of $1.6 million. This note is in addition to the debt incurred under the Laurus credit agreement described in the preceding paragraph.
     We also have a revolving credit facility with a Swedish bank that we use in connection with our European operations and which is secured by substantially all the assets of our Mobitec AB subsidiary. Our maximum borrowing capacity under that facility is 18 million Swedish Krona, equivalent to approximately $2.3 million U.S. dollars, as of December 31, 2005. That facility also contains affirmative, negative, and financial covenants.
     We additionally have a revolving credit facility with a German bank that we use in connection with our German operations which is secured by accounts receivable and inventory of our German subsidiary, Mobitec GmbH (formerly known as Transit Media-Mobitec GmbH). Our maximum borrowing capacity under that facility is 512 thousand Euro, equivalent to approximately $606 thousand U.S. dollars, as of December 31, 2005.
     As of December 31, 2005, our outstanding balances were $3.3 million under the domestic facilities and $1.7 million under the European facilities.
     A convertible subordinated debenture in the amount of $250 thousand dated August 26, 2002, is payable to Mr. John Higgins, a shareholder and member of the Board of Directors, and is due in full August 26, 2009, if not sooner redeemed or converted, with annual interest at 8.0 percent paid monthly. The loan agreement under which the convertible debenture was issued subjected us to certain financial covenants. All covenants were waived by the debt holder for calendar year 2004. On March 31, 2005, the financial covenants were amended to require the same tangible net worth and escalating fixed charges coverage ratios as those set forth in the old LaSalle credit agreement. We were not in compliance with the fixed charge covenant ratio under the convertible debenture as of December 31, 2005, but secured a waiver for that period from the lender.
     While we plan to comply with our obligations under our respective debt instruments and the covenants in our credit facilities to the best of our ability, in the event it appears we are unable to avoid an event of default, it may be necessary or advisable to retire and terminate one or more of the facilities and pay all remaining balances borrowed. Any such payment would further limit our available cash and cash equivalents. Furthermore, we may not be able to retire the credit facilities if we do not have adequate resources available when necessary to avoid an event of default or if we do not have adequate time to retire the credit facilities. The consequences of an event of default under one or more of our credit facilities or other debt instruments may prevent us from conducting normal business operations.
     The above cash requirements or restrictions could lead to an inadequate level of cash for operations or for capital requirements, which could have a material negative impact on our financial position and significantly harm our ability to operate the business. Our history of net losses together with the level of our accumulated debt caused our independent registered public accounting firm to note in their audit report for the year ended December 31, 2005 that there was doubt that we would be able to continue as a going concern.

     We have a history of net losses and cannot assure you that we will become profitable. We have incurred losses in almost every fiscal year since we have been a public company. Our net loss applicable to common shareholders was $6.5 million in 2005, $3.5 million in 2004, $2.2 million in 2003, and $367 thousand in 2002. We cannot assure you that we will become profitable or, if we do, that we will be able to sustain or increase profitability in the future. We had an accumulated deficit of $18.5 million as of December 31, 2005. If we cannot achieve or sustain profitability, our financial condition will be materially adversely affected and it will be much more difficult, if possible at all, to obtain additional financing and to continue to grow our business.
     Our efforts to reduce costs may not be effective. If we fail to reduce costs effectively, we may not achieve profitability or positive cash flow. We believe cost containment and expense reductions are essential to achieving profitability and positive cash flow from operations in future periods. We cannot assure you that we will be able to achieve sufficient cost reductions to allow us to become or remain profitable. If we are not able to grow our sales while reducing our costs, as a percentage of sales, we will not be able to achieve profitability and our business and financial condition could be materially and adversely affected. Moreover, sales lost due to the cancellation of, or our inability to fill, an order in one period may not be necessarily made up by sales in any future period.
     Our operating results will continue to fluctuate. Our operating results may fluctuate from period to period and period over period depending upon numerous factors, including: (1) customer demand and market acceptance of our products and solutions; (2) new product introductions; (3) variations in product mix; (4) delivery due date changes; and (5) other factors. We operate in a market characterized by long sales cycles. The time from first contact to order delivery may be a period of two years or longer in certain instances. Delivery schedules, as first established with the customer in this long cycle may change with little or no advance notice as the original delivery schedule draws near. Our business is sensitive to the spending patterns and funding of our customers, which, in turn, are subject to prevailing economic conditions and other factors beyond our control. Moreover, we derive sales primarily from significant orders from a limited number of customers. For that reason, a delay in delivery of our products in connection with a single order may significantly affect the timing of our recognition of sales between periods. Moreover, sales lost due to the cancellation of, or our inability to fill, an order in one period may not be necessarily made up by sales in any future period.
Risks Related to Internal Controls
     Required reporting on internal control over financial reporting. In accordance with Section 404 of the Sarbanes-Oxley Act, we will be required to deliver our initial report on the effectiveness of our internal controls over financial reporting in connection with our annual report for the fiscal year ending December 31, 2007. We are in the process of implementing our plan for complying with Section 404 of the Sarbanes-Oxley Act of 2002. However, these efforts could fail to be successful, which, in turn could cause investors to lose confidence in our internal control environment.
Risks Related to Our Operations and Product Development
     A significant portion of our sales is derived from sales to a small number of customers. If we are not able to obtain new customers or repeat business from existing customers, our business could be seriously harmed. We sell our products to a limited and largely fixed set of customers and potential customers. In our transportation communications segment, we sell primarily to original equipment manufacturers and to end users such as municipalities, regional transportation districts, transit agencies, federal, state and local departments of transportation, and rental car agencies. The identity of the customers who generate the most significant portions of our sales may vary from year to year. In 2005, three major customers accounted for 22.8 percent of our net sales, compared to two major customers accounting for 22.9 percent in 2004 and one major customer accounting for 16.2 percent in 2003. If any of our major customers stopped purchasing products from us, and we were not able to obtain new customers to replace the lost business, our business and financial condition would be materially adversely affected. Many factors affect whether customers reduce or delay their investments in products such as those we offer, including decisions regarding technology spending levels and general economic conditions in the countries and specific markets where the customers are located.
     We depend on third parties to supply components we need to produce our products. Our products and solutions are dependent upon the availability of quality components that are procured from third-party suppliers.

Reliance upon suppliers, as well as industry supply conditions, generally involves several risks, including the possibility of defective parts (which can adversely affect the reliability and reputation of our products), a shortage of components and reduced control over delivery schedules (which can adversely affect our manufacturing efficiencies) and increases in component costs (which can adversely affect our profitability).
     We have some single-sourced supplier relationships, because either alternative sources are not readily or economically available or the relationship is advantageous due to performance, quality, support, delivery, and capacity or price considerations. If these sources are unable to provide timely and reliable supply, we could experience manufacturing interruptions, delays, or inefficiencies, adversely affecting our results of operations. Even where alternative sources of supply are available, qualification of the alternative suppliers and establishment of reliable supplies could result in delays and a possible loss of sales, which could adversely affect operating results.
     Many of our customers rely on government funding, and that subjects us to risks associated with governmental budgeting and authorization processes. A majority of our sales address end customers having some degree of national, federal, regional, state, or local governmental-entity funding. These governmental-entity funding mechanisms are beyond our control and often are difficult to predict. Further, general budgetary authorizations and allocations for state, local, and federal agencies can change for a variety of reasons, including general economic conditions, and have a material adverse effect on us. For example, the TEA-21 legislation under which the funding for our transportation products business segment domestic sales are derived was subject to reauthorization in 2003, but was not replaced with new legislation, The Safe, Accountable, Flexible, Efficient Transportation Equity Act — A Legacy for Users (“SAFETEA-LU”), until August, 2005. In the interim period, federal funding was available through short-term extensions of TEA-21; however, we believe the underlying longer term funding uncertainties had been a source of significant market disruption.
     In addition to federal funding to the public transit side of our domestic market, a majority of our customers rely on state and local funding. These tend to be affected by general economic conditions. For example, some transit operating authorities reduced service in 2004 and 2005, in response to the slow economy and uncertainties on the reauthorization of SAFETEA-LU; this can have a depressing effect on sales of our products. It is not possible to precisely quantify this impact. Any unfavorable change in any of these factors and considerations could have a material adverse effect upon us.
     We must continually improve our technology to remain competitive. Our industry is characterized by, and our business strategy is substantially based upon, continuing improvement in technology. This results in frequent introduction of new products, short product life cycles, and continual change in product price/performance characteristics. We must develop new technologies in our products and solutions in order to remain competitive. We cannot assure you that we will be able to continue to achieve or sustain the technological leadership that is necessary for success in our industry. In addition, our competitors may develop new technologies that give them a competitive advantage, and we may not be able to obtain the right to use those technologies at a reasonable cost, if at all, or to develop alternative solutions that enable us to compete effectively. A failure on our part to manage effectively the transitions of our product lines to new technologies on a timely basis could have a material adverse effect upon us. In addition, our business depends upon technology trends in our customers’ businesses. To the extent that we do not anticipate or address these technological changes, our business may be adversely impacted.
     We cannot assure you that any new products we develop will be accepted by customers. Even if we are able to continue to enhance our technology and offer improved products and solutions, we cannot assure you we will be able to deliver commercial quantities of new products in a timely manner or that our products will achieve market acceptance. Further, it is necessary for our products to adhere to generally accepted and frequently changing industry standards, which are subject to change in ways that are beyond our control.
Risks Related to Our International Operations
     There are numerous risks associated with international operations, which represent a significant part of our business. Our international operations generated about 40 percent of our sales in 2004 and approximately 47 percent of our sales in 2005. Our sales outside the United States were primarily in Europe (particularly the Nordic countries), South America, the Middle East, and Australia. The success and profitability of international operations are subject to numerous risks and uncertainties, such as economic and labor conditions, political instability, tax laws

(including U.S. taxes upon foreign subsidiaries), and changes in the value of the U.S. dollar versus the local currency in which products are sold. Any unfavorable change in one or more of these factors could have a material adverse effect upon us.
     We maintain cash deposits in foreign locations, portions of which may be subject to significant tax or tax withholding upon transfer or withdrawal. Many countries impose taxes or fees upon removal from the country of cash earned in that country. Moreover, complying with foreign tax laws can be complicated, and we may incur unexpected tax obligations in some jurisdictions. While we believe our tax positions in the foreign jurisdictions in which we operate are proper and fully defensible, tax authorities in those jurisdictions may nevertheless assess taxes and render judgments against us if we are unable to adequately defend our position. In such an event, we could be required to make unexpected cash payments in satisfaction of such assessments or judgments or incur additional expenses to defend our position.
Risks Related to Intellectual Property
     We may not be able to defend successfully against claims of infringement against the intellectual property rights of others, and such defense could be costly. Third parties, including our competitors, individual inventors or others, may have patents or other proprietary rights that may cover technologies that are relevant to our business. Several claims of infringement have been asserted against us in the past. Even if we believe a claim asserted against us is not valid, defending against the claim may be costly. Intellectual property litigation can be complex, protracted, and highly disruptive to business operations by diverting the attention and energies of management and key technical personnel. Further, plaintiffs in intellectual property cases often seek injunctive relief and the measures of damages in intellectual property litigation are complex and often subjective or uncertain. In some cases, we may decide that it is not economically feasible to pursue a vigorous and protracted defense and decide, instead, to negotiate licenses or cross-licenses authorizing us to use a third party’s technology in our products. If we are unable to defend successfully against litigation of this type, or to obtain and maintain licenses on favorable terms, we could be prevented from manufacturing or selling our products, which would cause severe disruptions to our operations. For these reasons, intellectual property litigation could have a material adverse effect on our business or financial condition.
Risks Related to Our Equity Securities and Convertible Debentures
     The public market for our Common Stock may be volatile, especially since market prices for technology stocks often have been unrelated to operating performance. We cannot assure you that an active trading market will be sustained or that the market price of our Common Stock will not decline. Recently, the stock market in general, and the shares of technology companies in particular, have experienced significant price fluctuations. The market price of our Common Stock is likely to continue to be highly volatile and could be subject to wide fluctuations in response to factors such as:
•	Actual or anticipated variations in our quarterly operating results;

•	Historical and anticipated operating results;

•	Announcements of new product or service offerings;

•	Technological innovations;

•	Competitive developments in the public transit industry;

•	Changes in financial estimates by securities analysts;

•	Conditions and trends in the public transit industry;

•	Funding initiatives and other legislative developments affecting the transit industry;

•	Adoption of new accounting standards affecting the technology industry or the public transit industry; and

•	General market and economic conditions and other factors.

     Further, the stock markets, and particularly The NASDAQ Capital Market, have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and have often been unrelated or disproportionate to the operating performance of such companies. These broad market factors have and may continue to adversely affect the market price of our common stock. In addition, general economic, political and market conditions, such as recessions, interest rate variations, international currency fluctuations, terrorist acts, military actions or war, may adversely affect the market price of our common stock.
     Our preferred stock and convertible debentures have preferential rights over our common stock. We currently have outstanding shares of Series AAA Redeemable Nonvoting Preferred Stock, Series E Redeemable Nonvoting Convertible Preferred Stock, Series G Redeemable Preferred Stock, Series H Convertible Preferred Stock and Series I Redeemable Preferred Stock, as well as certain eight percent (8.0 percent) convertible debentures, all of which have rights in preference to holders of our common stock in connection with any liquidation of the Company. As of December 31, 2005, the aggregate liquidation preference is $890 thousand for the Series AAA stock, $1.0 million for the Series E stock, $1.7 million for the Series G stock and $250 thousand for the Series H stock, in each case plus accrued but unpaid dividends, and the aggregate principal amount of the outstanding eight percent (8.0%) convertible debentures is $250 thousand. Since December 31, 2005, we also issued the Series I Stock with an aggregate liquidation preference of $500 thousand. Holders of the Series AAA, Series E, Series G, Series H and Series I stock are entitled to receive cumulative quarterly dividends at the rate of five percent (5.0%) per annum, seven percent (7.0%) per annum, eight percent (8.0%) per annum, eight percent (8.0%) per annum and six percent (6.0%) per annum, respectively, on the liquidation value of those shares. Dividends on the Series G stock are payable in kind in additional shares of Series G stock, and dividends on the Series H stock are payable in kind in additional shares of Series H stock. Dividends on the Series I stock are payable in kind in additional shares of Series I stock or in cash, at the option of the holder. The purchase agreements pursuant to which we issued our outstanding eight percent (8.0%) convertible debentures, as well as our domestic senior credit facility, prohibit the payment of dividends to holders of our common stock. The holders of the debentures have the right to require us to redeem the debentures upon the occurrence of certain events, including certain changes in control or our failure to continue to have our stock listed on The NASDAQ Capital Market or another stock exchange. In such an event, the holders would have the right to require us to redeem the debentures for an amount equal to the principal amount plus an 18 percent annual yield on the principal amount through the date of redemption, and we might not have the ability to make the required redemption payments. The preferential rights of the holders of our convertible debentures and preferred stock could substantially limit the amount, if any, that the holders of our common stock would receive upon any liquidation.
Risks Related to Anti-Takeover Provisions
     Our articles of incorporation, bylaws and North Carolina law contain provisions that may make takeovers more difficult or limit the price third parties are willing to pay for our stock. Our articles of incorporation authorize the issuance of shares of “blank check” preferred stock, which would have the designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without shareholder approval (but subject to applicable regulatory restrictions), to issue additional preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. Our board of directors could also use the issuance of preferred stock, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. In addition, our bylaws require that certain shareholder proposals, including proposals for the nomination of directors, be submitted within specified periods of time in advance of our annual shareholders’ meetings. These provisions could make it more difficult for shareholders to effect corporate actions such as a merger, asset sale or other change of control of our company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock, and they may have the effect of delaying or preventing a change in control.
     We are also subject to two North Carolina statutes that may have anti-takeover effects. The North Carolina Shareholder Protection Act generally requires, unless certain “fair price” and procedural requirements are satisfied, the affirmative vote of 95 percent of our voting shares to approve certain business combination transactions with an entity that is the beneficial owner, directly or indirectly, of more than 20 percent of our voting shares, or with one of our affiliates if that affiliate has previously been a beneficial owner of more than 20 percent of our voting shares.

The North Carolina Control Share Acquisition Act, which applies to public companies that have substantial operations and significant shareholders in the state of North Carolina, eliminates the voting rights of shares acquired in transactions (referred to as “control share acquisitions”) that cause the acquiring person to own a number of our voting securities that exceeds certain threshold amounts, specifically, one-fifth, one-third and one-half of our total outstanding voting securities. There are certain exceptions. For example, this statute does not apply to shares that an acquiring person acquires directly from us. The holders of a majority of our outstanding voting stock (other than such acquiring person, our officers and our employee directors) may elect to restore voting rights that would be eliminated by this statute. If voting rights are restored to a shareholder that has made a control share acquisition and holds a majority of all voting power in the election of our directors, then our other shareholders may require us to redeem their shares at fair value. These statutes could discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in our equity securities or seeking to obtain control of us. They also might limit the price that certain investors might be willing to pay in the future for shares of our common stock, and they may have the effect of delaying or preventing a change of control.
Risks Associated with Potential Growth
     We may not be able to obtain the financing we will need to continue to grow. Our business and operating strategy embraces growth. The strategy includes internal growth through the expansion of our present operations to current and new customers, as well as acquisition-oriented growth scenarios. This strategy requires that we maintain a high degree of emphasis on finding and securing both debt and equity financing sources. Success in these financing requirements can be adversely impacted by economic conditions and other factors beyond our control. We cannot assure you that our revolving credit facilities and cash flow from operations will be sufficient to fund our current business operations for the next 12 months, nor can we assure you that we will not require additional sources of financing to fund our operations. Any significant acquisition or other growth initiative would also require additional financing. Additional financing may not be available to us on terms we consider acceptable, if it is available at all. If we cannot raise funds on acceptable terms, we may not be able to develop next-generation products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which could have a material adverse effect on our ability to grow our business. Further, if we issue equity securities, holders of our common stock may experience dilution of their ownership percentage, and the new equity securities could have rights, preferences or privileges senior to those of our common stock.
     There are many risks associated with potential acquisitions. We intend to continue to evaluate potential acquisitions that we believe will enhance our existing business or enable us to grow. If we acquire other companies or product lines in the future, it may dilute the value of existing shareholders’ ownership. The impact of dilution may restrict our ability to consummate further acquisitions. Issuance of equity securities in connection with an acquisition may further restrict utilization of net operating loss carryforwards because of an annual limitation due to ownership changes under the Internal Revenue Code. We may also incur debt and losses related to the impairment of goodwill and other intangible assets if we acquire another company, and this could negatively impact our results of operations. We currently do not have any definitive agreements to acquire any company or business, and we may not be able to identify or complete any acquisition in the future. Additional risks associated with acquisitions include the following:
•	It may be difficult to assimilate the operations and personnel of an acquired business into our own business;

•	Management information and accounting systems of an acquired business must be integrated into our current systems;

•	Our management must devote its attention to assimilating the acquired business, which diverts attention from other business concerns;

•	We may enter markets in which we have limited prior experience; and

•	We may lose key employees of an acquired business.

FORWARD-LOOKING STATEMENTS
     “Forward-looking” statements appear throughout this prospectus. We have based these forward-looking statements on our current expectations and projections about future events. It is important to note our actual results could differ materially from those contemplated in our forward-looking statements as a result of various factors, including those described in our 2005 Annual Report on Form 10-K, as well as all other cautionary language in this prospectus and in the other material incorporated by reference in this prospectus. You should be aware that the occurrence of the events described in these considerations and elsewhere in this prospectus and our other SEC filings could have an adverse effect on our business, results of operations or financial condition.
     Forward-looking statements included or incorporated by reference in this prospectus that are subject to substantial risks, assumptions and uncertainties include, without limitation, the following:
•	Statements regarding our ability to meet our current capital requirements;

•	Statements regarding our ability to meet and maintain our existing debt obligations, including obligations to make payments under such debt instruments;

•	Statements regarding our future cash flow position;

•	Statements regarding our ability to obtain lender financing sufficient to meet our working capital requirements;

•	Statements about our efforts to manage and effect certain fixed cost reductions;

•	Statements regarding our ability to address and remediate any deficiencies in our internal controls over financial reporting and/or disclosure controls;

•	Statements regarding the timing or amount of future revenues;

•	Statements regarding our anticipated benefits of a joint agreement with Verint Systems, Inc.; and

•	Statements regarding product sales in future periods;

•	Statements regarding recent legislative action affecting the transportation and/or security industry, including, without limitation, the Safe, Accountable, Flexible, Efficient, Transportation Equity Act – A Legacy for Users, and any successor legislation;

•	Statements regarding comments made by APTA staff regarding federal transportation funding and the potential effect such funding may have on the transportation industry;

•	Statements regarding changes in future federal or state funding for transportation and or security related funding;

•	Statements regarding comments made in Barron’s July 4, 2005, edition and quoted in the prospectus regarding the homeland defense sector;

•	Statements regarding possible growth through acquisitions;

•	Statements regarding future sources of capital to fund such growth, including sources of additional equity financing;

•	Statements regarding anticipated advancements in technology related to our products and services;

•	Statements regarding future product and service offerings;

•	Statements regarding the ability to include additional security features to existing products and services;

•	Statements regarding the potential positive effect such additional security features may have on future revenues;

•	Statements regarding the expected contribution of sales of new and modified security related products to our profitability;

•	Statements regarding the success of special alliances with various product partners;

•	Statements regarding the availability of alternate suppliers of the component parts required to manufacture our products;

•	Statements regarding our intellectual property rights and our efforts to protect and defend such rights; and

•	Statements that contain words like “believe,” “anticipate,” “expect” and similar expressions that are used to identify forward-looking statements.
     These lists are only examples of the forward-looking statements that are subject to substantial uncertainty. If any of these risks or uncertainties materialize (or if they fail to materialize), or if the underlying assumptions are incorrect, then actual results may differ materially from those projected in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our analysis, judgment, belief or expectation only as of the date of this prospectus. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this prospectus.
USE OF PROCEEDS
     We are not selling any of the shares of common stock being offered by this prospectus and will receive no proceeds from the sale of the shares by the Selling Shareholders. All of the proceeds from the sale of common stock offered by this prospectus will go to the Selling Shareholders who offer and sell their shares.
     Some of the common stock offered by this prospectus may be issued upon the exercise of warrants or conversion of preferred shares held by certain of the Selling Shareholders. Unless exercised on a cashless basis, we will receive proceeds from the exercise of the warrants which we will use for general corporate purposes. Additionally, conversion of preferred shares would reduce our future dividends upon those shares converted.

SELLING SHAREHOLDERS
     The shares of common stock being offered by the Selling Shareholders are currently held by such Selling Shareholders, issuable to Selling Shareholders upon conversion of Series G Preferred, Series H Preferred or Series I Preferred, issuable upon exercise of warrants previously issued to Selling Shareholders and those issued as dividends on the preferred stock. We are registering the shares of common stock in order to permit the Selling Shareholders to offer the shares for resale from time to time.
     The following table sets forth, as of April 4, 2006, information as to the shares of common stock that may be sold in this offering by the Selling Shareholders. Because the Selling Shareholders may offer all or a portion of the shares of common stock offered by this prospectus at any time and from time to time after the date hereof, we cannot predict the number of shares that each Selling Shareholder may retain upon completion of this offering. In the table below, the percentage ownership after the offering is based upon the assumed sale by the Selling Shareholders of all shares they may offer for sale pursuant to this prospectus. Beneficial ownership includes both outstanding common stock and shares issuable upon the exercise of warrants or upon conversion of preferred stock, without regard to any limitations on exercise contained in the instruments defining the rights of the holders of the warrants or the preferred stock. Except as indicated in the footnotes to the table, all warrants and options are exercisable presently or within 60 days after April 4, 2006. The percentages for each shareholder are calculated based on the number of outstanding shares at April 4, 2006 (9,773,509) plus the additional shares that the shareholder is deemed to beneficially own as set forth in the table, which includes some of the shares offered by this prospectus. The exercise prices of the warrants pursuant to which those additional securities are issuable are subject to adjustment in certain circumstances. The number of shares of common stock covered by this prospectus is subject to change in the event that the outstanding shares of our common stock are subdivided or increased or decreased by stock split or stock dividend. The shares offered by this prospectus shall be deemed to include shares offered by any pledgee, donee, transferee or other successor in interest of any of the Selling Shareholders listed below, provided that this prospectus is amended or supplemented if required by applicable law. The Selling Shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

			Maximum
	Number of		Number of
	Shares	Percentage	Shares to be
	Owned	Owned	Sold	Number of	Percentage
	Prior to	Prior to the	Pursuant to this	Shares Owned	Owned After
Name of Selling Shareholder	Offering	Offering	Prospectus	After Offering	Offering
Dolphin Offshore Partners, L.P. (1)	1,051,788	9.7%	1,200,181	19,933	*
Bonanza Master Fund Ltd.(2)	20,000	*	20,000	—	*
Cohanzick Absolute Return Master Fund, Ltd.(3)	33,000	*	18,000	15,000	*
Cranshire Capital, LP(2)(4)	10,000	*	10,000	—	*
Elliott Associates, L.P.(2)(5)	8,000	*	8,000	—	*
Elliott International, L.P.(2)(5)	12,000	*	12,000	—	*
Gabriel Capital, L.P.(6)	42,000	*	42,000	—	*
Heimdall Investments Ltd.(2)(7)	20,000	*	20,000	—	*
Langley Partners, L.P.(2)(8)	10,000	*	10,000	—	*
Laurus Master Fund, Ltd.(9)	513,312	4.99%	630,000	—	*
Omicron Master Trust(2)(10)	18,000	*	18,000	—	*
Portside Growth and Opportunity Fund(2)(11)	4,000	*	4,000	—	*
Smithfield Fiduciary LLC(2)(12)	13,000	*	13,000	—	*
Riverview Group, LLC(13)	1,371,983	13.7%	1,371,983	—	*
Roth Capital Partners, LLC(14)	183,273	1.8%	183,273	—	*
Transit Vehicle Technology Investments, Inc.(15)	406,250	4.0%	512,500	—	*
John D. Higgins(16)	381,442	3.8%	232,884	206,250	2.0%

*	Less than one percent.

(1)	The shares being offered by Dolphin Offshore Partners, L.P. consist of 960,181 shares issuable upon the conversion of its preferred stock (including preferred stock that may be issued as dividends before June 22, 2010) and 240,000 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $2.21 per share. Dolphin Offshore Partners beneficially owns the 791,855 shares issuable upon conversion of the preferred stock it currently holds, the shares issuable upon the exercise of its warrants and 19,933 additional shares that are not being offered by this prospectus. Peter E. Salas has voting control and investment discretion over our securities held by Dolphin Offshore Partners. Mr. Salas disclaims beneficial ownership of the securities.

(2)	Shares beneficially owned and being offered by this Selling Shareholder consist of shares issuable upon the exercise of presently exercisable warrants with an exercise price of $8.80 per share.

(3)	The shares beneficially owned and being offered by Cohanzick Absolute Return Master Fund, Ltd. consist of 3,000 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $8.80 per share and 15,000 shares of our common stock held outright. Cohanzick Absolute Return Master Fund, Ltd. also holds 15,000 additional shares of our common stock that are not being offered by this prospectus.

(4)	Mitchell P. Kopin, President of Downsview Capital, Inc., the general partner of Cranshire Capital, LP, has sole voting control and dispositive powers of the securities. Mr. Kopin disclaims all beneficial ownership of the securities.

(5)	Paul Singer may be deemed to have the power to vote or dispose of the securities owned by Elliott Associates, L.P. and Elliott International, L.P.

(6)	The shares beneficially owned and being offered by Gabriel Capital, L.P. consist of 7,000 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $8.80 per share and 35,000 shares of our common stock held outright.

(7)	HBK Investments L.P. may be deemed to have sole voting and dispositive power over the shares held by Heimdall Investments Ltd., pursuant to an investment management agreement between HBK Investments L.P. and Heimdall Investments Ltd. The following individuals have control over HBK Investments L.P.: Jamiel A. Akhtar, David C. Haley, Kenneth M. Hirsh, Lawrence H. LeBowitz, and William E. Rose. Each of Messrs. Akhtar, Haley, Hirsh, LeBowitz and Rose disclaim beneficial ownership of these shares.

(8)	Jeffrey Thorp is the Managing Member of Langley Capital, LLC the General Partner of Langley Partners, LP and may be deemed to have the power to vote or dispose of the securities owned by Langley Partners, L.P.

(9)	The shares being offered by Laurus Master Fund, Ltd. consist of (a) 550,000 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $0.10 per share and (b) 80,000 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $2.00 per share. The shares beneficially owned by Laurus Master Fund represent 4.99% of our outstanding common stock on April 4, 2006, including shares beneficially owned by Laurus Master Fund. The selling shareholder may not exercise the warrants if such exercise would cause the selling shareholder to beneficially own more than 4.99% of our common stock. This 4.99% limitation shall automatically become null and void following an event of default under the related security agreement or upon 61 days’ prior notice to us, except that at no time shall the number of shares of common stock beneficially owned by the selling shareholder exceed 19.99% of our outstanding common stock. Laurus Master Fund has also agreed with us that they will not sell the shares issuable upon exercise of their warrants before April 27, 2007 unless we default on our obligations under the loan agreements between Laurus Master Fund and us.

(10)	Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of May 15, 2006, Mr. Oliver H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes of Regulation 13D-G of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Omicron and Winchester are not “affiliates” of one another, as that term is defined by the Exchange Act, or of any other person named in this prospectus as a Selling Shareholder. No person or “group” (as that term is used in Section 13(d) or Regulation 13D-G of the Exchange Act) controls Omicron and Winchester.

(11)	Ramius Capital Group, LLC is the investment advisor of Portside Growth and Opportunity Fund and consequently has voting control and investment discretion over securities held by Portside Growth and Opportunity Fund. Ramius Capital Group, LLC disclaims beneficial ownership of the shares held by Portside Growth and Opportunity Fund. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital Group, LLC. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital Group, LLC. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(12)	Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield.

(13)	The shares beneficially owned and being offered by Riverview Group, LLC consist of 241,546 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $6.00 per share and 1,130,437 shares of our common stock held outright. The sole managing member of Riverview is Millennium Holding Group, L.P., a Delaware limited partnership (“Holding”). Millennium Management, LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of Holding and consequently has voting control and investment discretion over securities owned by holding and by Riverview. Israel A. Englander is the sole managing member of Millennium Management. As a result, Mr. Englander may be considered the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by any of Holding, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Riverview.

(14)	The shares beneficially owned by Roth Capital Partners, LLC consist of (a) 120,773 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $5.28 per share and (b) 62,500 shares of common stock issuable upon the exercise of presently exercisable warrants with an exercise price of $10.25 per share. Gordon J. Roth and Byron C. Roth may be deemed to have the power to vote or dispose of the securities owned by Roth Capital Partners, LLC.

(15)	The shares being offered by Transit Vehicle Technology Investments, Inc. consist of 418,750 shares issuable upon the conversion of its preferred stock (including preferred stock that may be issued as dividends, at the option of the holder, before March 22, 2011) and 93,750 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $1.60 per share. Transit Vehicle Technology Investments beneficially owns the 312,500 shares issuable upon conversion of the preferred stock it currently holds and the shares issuable upon exercise of its warrants.

(16)	The shares being offered by Mr. Higgins consist of 177,884 shares issuable upon the conversion of his preferred stock (including preferred stock that may be issued as dividends before October 31, 2010) and 55,000 shares issuable upon the exercise of presently exercisable warrants with an exercise price of $2.02 per share. Mr. Higgins’ beneficially owns the 120,192 shares issuable upon the conversion of the preferred stock he currently holds, the shares issuable upon exercise of his warrants, 14,000 shares owned outright, 36,000 shares issuable upon the exercise of options presently exercisable or exercisable within 60 days of April 4, 2006 and 156,250 shares issuable upon conversion of debentures. The shares issuable upon conversion of his preferred stock and upon exercise of his warrants are the only shares being sold under this prospectus.
     We have agreed with the Selling Shareholders to file with the Commission, under the Securities Act of 1933, the registration statements of which this prospectus forms a part, with respect to the resale of the shares beneficially owned by them, and have agreed to prepare and file such amendments, including post-effective amendments, to the registration statements as may be necessary to keep the registration statements continuously effective until the earlier of (i) two years after the effective date of the relevant registration statement covering such Selling Shareholder’s shares, (ii) such time as all of the shares beneficially owned by such Selling Shareholders and covered by these registration statements have been sold pursuant to the applicable registration statement or otherwise publicly sold by the Selling Shareholders, or (iii) such time as all of the shares covered by the applicable registration statement and beneficially owned by the Selling Shareholders may be sold by them pursuant to Rule 144(k) as determined by the counsel to our company pursuant to a written opinion letter to such effect, addressed and acceptable to our transfer agent and the relevant Selling Shareholders.
     On April 20, 2004, we engaged Roth Capital Partners, LLC, which is one of the Selling Shareholders listed above, to serve as our exclusive placement agent in connection with a private placement of our common stock. We issued the warrants described in Footnote 14(b) to the table above to Roth Capital Partners, LLC and also paid that firm a cash fee in the amount of $425,000 as compensation for its services as placement agent in connection with a private placement completed pursuant to that agreement. In addition to the warrants described in Footnote 14(b), that private placement related to 175,000 of the shares of common stock covered by this prospectus, including the 50,000 shares that are presently outstanding and the 125,000 shares issuable upon the exercise of the warrants described in Footnotes 2, 3 and 6 to the table above.
     On October 5, 2004, we engaged Roth Capital Partners, LLC to serve as our exclusive placement agent in connection with a private placement of our common stock. We issued the warrants described in Footnote 14(a) to the table above to Roth Capital Partners, LLC and also paid that firm a cash fee in the amount of $400,000 as compensation for its services as placement agent in connection with a private placement completed pursuant to that agreement. In addition to the warrants described in Footnote 14(a), that private placement related to the 1,371,983 shares of common stock of Riverview Group, LLC covered by this prospectus and described in Footnote 13 to the table above.
     On March 16, 2006, we entered into a $6 million two-year working capital facility with Laurus Master Fund, Ltd., which is another of the Selling Shareholders listed above. The loan agreement that governs the Laurus facility has no financial covenants, and borrowing availability is based upon accounts receivable and inventory. The facility is secured by all of our tangible and intangible U.S. assets. In connection with our entry into the agreement, we paid fees and expenses to Laurus in the amount of $251,000 and also granted Laurus the warrants described in Footnote 9(a) to the table above.
     On April 28, 2006, we entered into a $1.6 million one-year bridge facility with Laurus Master Fund, Ltd. The loan agreement that governs the Laurus facility has no financial covenants. The facility is secured by all of our tangible and intangible U.S. assets. In connection with our entry into the agreement, we paid fees and expenses to Laurus in the amount of $57,600 and also granted Laurus the warrants described in Footnote 9(b) to the table above. When we entered into this facility with Laurus, Laurus also agreed that they would not sell the shares issuable upon exercise of the warrants issued on April 28, 2006 or March 16, 2006, in each case until April 27, 2007.
     Transit Vehicle Technology Investments is beneficially owned by Mr. Y. Ping Chu. Mr. Chu also owns UTM, Inc., a major supplier of components to our Transportation Communications business segment.
     In June 2005, as part of a larger $1.9 million offering, we sold 50 shares of our Series G Convertible Preferred Stock to Mr. John D. Higgins, a member of our Board of Directors, for $250,000. Because the issuance of the Series G shares to a director failed to gain approval of the NASDAQ due to an inadvertent pricing error, on July

25, 2005, we asked Mr. Higgins to rescind his purchase of Series G shares and the related warrants to purchase 35,714 shares of Common Stock in exchange for an unsecured subordinated promissory note in the amount of $252,301. The note bore interest at a rate of 10.5 percent per annum, paid on the last day of each month, and was due and payable, along with any unpaid interest, one year from the date of the note. In October 2005, we agreed to issue 50 shares of our Series H Convertible Preferred Stock and a cash payment of $2 thousand and granted warrants to purchase 55,000 of our shares of common stock at $2.02 per share, all in exchange for the cancellation of the promissory note. No additional proceeds were received by us as a result of the Series H Preferred issuance.
     In August 2002, we completed a privately negotiated sale of a $250 thousand convertible subordinated debenture to Mr. Higgins, a private investor and a director of ours. Mr. Higgins received a closing fee of $5,850 related to the placement of the debenture, and $20 thousand in interest payments on the outstanding debenture in 2005. The debenture has an interest rate of 8 percent annually and matures in August 2009, if not redeemed or converted earlier. On March 21, 2006, in connection with the issuance of our Series I Preferred, the conversion rate on the $250 thousand convertible subordinated debenture held by Mr. Higgins changed from $2.00 per share to $1.60 per share, resulting in a potential increase of 31,250 additional shares of Common Stock.
     Except as set forth in the preceding paragraphs, the Selling Shareholders and the officers and directors of the Selling Shareholders have not held any positions or offices or had any other material relationship with us or any of our affiliates within the past three years.
     All of the securities being offered by this prospectus were or will be issued and sold to the Selling Shareholder pursuant to exemptions from the registration requirements of the Securities Act of 1933 as provided by Rule 506 of Regulation D or Section 4(2) of the Securities Act, or otherwise.

PLAN OF DISTRIBUTION
     We are registering the shares of common stock previously issued and the shares of common stock issuable upon exercise of warrants and conversion of preferred stock to permit the resale of these shares of common stock by the holders of the common stock, preferred stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.
     The Selling Shareholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions other than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this registration statement is declared effective by the SEC;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The Selling Shareholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.
     If the Selling Shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The Selling Shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions. The Selling Shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.
     The Selling Shareholders may pledge or grant a security interest in some or all of the warrants or shares of common stock or preferred stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus. The Selling Shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     The Selling Shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
     One of the Selling Shareholders, Roth Capital Partners, LLC, is a broker-dealer registered with the National Association of Securities Dealers, Inc. (the “NASD”). The shares being offered by it pursuant to this prospectus are being offered for sale for its own account, and such firm is not serving as an underwriter, broker or dealer, and is not receiving any compensation, in connection with the offer or sale of any of the securities being offered pursuant to this prospectus. We issued the warrants described in footnote 14 to the Selling Shareholders table to Roth Capital Partners, LLC and also paid that firm cash fees in an aggregate amount of $825,000 as compensation for its services as placement agent in connection with two private placements of our common stock. See “Selling Shareholders.”
     The investment advisor to one of the Selling Shareholders, Portside Growth and Opportunity Fund, is Ramius Capital Group, LLC. Ramius Securities, LLC, a broker-dealer registered with the NASD, is an affiliate of Ramius Capital Group, LLC. The shares being offered by Portside Growth and Opportunity Fund pursuant to this prospectus are being offered for sale for its own account, and Ramius Securities, LLC is not serving as an underwriter, broker or dealer, and is not receiving any compensation, in connection with the offer or sale of any of the securities being offered pursuant to this prospectus.
     Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
     We have advised each Selling Shareholder that under current interpretations it may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date on which this registration statement shall have been declared effective by the SEC. If a Selling Shareholder uses this prospectus for any sale of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended.
     There can be no assurance that any Selling Shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

     The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the Selling Shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.
     We will not receive any proceeds from the sale of our common stock pursuant to this prospectus. We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreements, estimated to be approximately $47,705 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the Selling Shareholders will be entitled to contribution. We may be indemnified by the Selling Shareholders against civil liabilities, including liabilities under the Securities Act, which may arise from any written information furnished to us by the Selling Shareholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.
     Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS
     The legality of the shares of common stock offered by this prospectus has been passed upon for us by Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. of Gastonia, North Carolina.
     David M. Furr is a partner in the law firm Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. Mr. Furr beneficially owns 60,148 shares of our common stock, including shares held of record, shares issuable upon conversion or exercise of preferred stock and warrants and shares beneficially owned by family members. Mr. Furr disclaims ownership of 21,666 of such shares, which are beneficially owned by his wife.
EXPERTS
     The financial statements as of and for the years ended December 31, 2004 and 2005 incorporated by reference in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
     The consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2003 incorporated by reference in this prospectus have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as indicated in their report, which has been incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings with the SEC are available to the public through the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330.
     As permitted by the SEC’s rules, we “incorporate by reference” into this prospectus information contained in certain documents we file with the SEC, which means we disclose to you important information concerning us by referring you to those documents incorporated by reference. Those documents that we are incorporating by reference into this prospectus form an important part of this prospectus.
     We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act so long as the registration statement of which this prospectus is a part remains effective.
•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

•	Our Current Reports on Form 8-K dated January 5, 2006, March 9, 2006, March 21, 2006, March 23, 2006, March 29, 2006 and May 4, 2006; and

•	The description of our capital stock contained under the heading “Description of Securities” contained in our registration statement on Form S-1 (Registration No. 333-127962) filed on August 30, 2005, as supplemented by the Current Reports on Form 8-K filed on March 21, 2006 and March 23, 2006.

     Please note that we will not incorporate by reference into this prospectus any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K that we furnish to the SEC after the date of this prospectus unless, and except to the extent, specified in that Current Report.
     The information contained in this prospectus will be updated and supplemented by the information contained in the documents that we file with the SEC in the future, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, that are incorporated by reference in this prospectus as noted above. The information contained in those documents will also be considered to be part of this prospectus and will automatically update and supersede, as appropriate, the information contained in this prospectus and in the documents previously filed with the SEC and incorporated by reference into this prospectus. When we use the term “prospectus” in this prospectus, we are referring to this prospectus as updated and supplemented by all information incorporated by reference herein from our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K as described above, as well as from the other documents incorporated by reference in this prospectus as described above.
     You can obtain any of our filings incorporated by reference into this prospectus through us or from the SEC as noted above. We will provide to you a copy of any or all of the information incorporated by reference in this prospectus free of charge. To request any such filing or other documents, you should write or call: Digital Recorders, Inc., 5949 Sherry Lane, Suite 1050, Dallas, Texas 75225, Attention: Investor Relations, Telephone: (214) 378-8992.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution
     The expenses we expect to incur in connection with the registration of the shares covered by this registration statement are listed below. All fees, except the SEC registration fee, are estimated.

	Current	Previous
	Registration	Registration
	Statement	Statements(1)
SEC Registration Fee	$204.55	$1,603.00
NASDAQ Listing Fee	17,500.00	—
Accounting Fees and Expenses	10,000.00	135,000.00
Legal Fees and Expenses	10,000.00	150,000.00
Printing Expenses	4,000.00	27,000.00
Miscellaneous	6,000.00	25,500.00

Total	$47,704.55	$339,103.00

(1)	Refers to the expenses incurred in the registration of the shares covered by the Registrant’s previous Registration Statements on Form S-1 (Registration Nos. 333-115897; 333-121834; and 333-127962) that are amended by the current Registration Statement on Form S-3.

Item 15.	Indemnification of Directors and Officers
     Under our Amended and Restated Articles of Incorporation, as amended, our directors will have no personal liability to us or to our shareholders for monetary damages incurred as the result of the breach or alleged breach by a director of any duty as a director. This provision does not apply to a director’s (i) acts or omissions that a director knows or believes were clearly in conflict with our best interests, (ii) approval of an unlawful dividend or distribution, or (iii) approval of any transaction from which the director derives an improper personal benefit. In addition, our Amended and Restated Articles of Incorporation provide that if North Carolina law is amended to permit further limitation or elimination of the personal liability of a director, the personal liability of our directors will be limited or eliminated to the fullest extent permitted by the applicable law. This provision does not limit or eliminate the rights of any shareholder to obtain non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty.
     Under the North Carolina Business Corporation Act (the “North Carolina Act”), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents, and those who serve, at the corporation’s request, in such capacities with another enterprise, in accordance with applicable law. Our Bylaws provide for indemnification of such persons to the full extent allowable under applicable law.

Item 16.	Exhibits and Financial Statement Schedules
(a) Exhibits
     The following documents are filed herewith or have been included as exhibits to previous filings with the SEC and are incorporated herein by this reference:

Exhibit
No.	Document
3.1	Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference from the Company’s Registration Statement on Form S-3, filed with the SEC on December 23, 2003)

3.2	Articles of Amendment to Articles of Incorporation of the Company containing Certificate of Designation of Series E Redeemable Nonvoting Convertible Stock (incorporated herein by reference from the Company’s Report on Form 8-K, filed with the SEC on November 12, 2003)

3.3	Articles of Amendment to Articles of Incorporation of the Company containing Amended and Restated Certificate of Designation of Series F Convertible Preferred Stock (incorporated herein by reference from the Company’s Report on Form 8-K, filed with the SEC on April 14, 2004)

3.4	Articles of Amendment to the Articles of Incorporation of the Company containing Series AAA Preferred Stock Change in Quarterly Dividend Accrual and Conversion Price (incorporated herein by reference to the Company’s Report on Form 10-K for the year ended December 31, 2004)

3.5	Articles of Amendment to Articles of Incorporation of the Company containing Amended and Restated Certificate of Designation of Series G Redeemable Convertible Preferred Stock (incorporated herein by reference to the Company’s Report on Form 8-K filed on June 28, 2005)

3.6	Articles of Correction of Articles of Amendment to the Articles of Incorporation of the Company containing a correction to an error in the Amended Certificate of Designation of Series G Redeemable Convertible Preferred Stock (incorporated herein by reference to the Company’s Report on Form 10-Q for the quarter ended June 30, 2005)

3.7	Articles of Amendment to the Articles of Incorporation of the Company containing an amendment to eliminate a staggered election of Board members (incorporated herein by reference to the Company’s Report on Form 10-Q for the quarter ended June 30, 2005)

3.8	Articles of Amendment to Articles of Incorporation of the Company containing Amended and Restated Certificate of Designation of Series H Convertible Preferred Stock (incorporated herein by reference to the Company’s Report on Form 8-K filed on November 4, 2005)

3.9	Articles of Amendment to Articles of Incorporation of the Company containing Certificate of Designation of Series I Convertible Preferred Stock (incorporated herein by reference to the Company’s Report on Form 8-K filed on March 23, 2006)

3.10	Amended and Restated Bylaws of the Company (incorporated herein by reference from the Company’s Registration Statement on Form SB-2)

3.11	Amendment to Amended and Restated Bylaws of the Company (incorporated herein by reference from the Company’s Proxy Statement for the Annual Meeting of Shareholders for fiscal year 2000, filed with the SEC on June 6, 2001)

4.1	Form of specimen certificate for Common Stock of the Company (incorporated herein by reference to the Company’s Report on Form 8-K filed on April 14, 2004)

5.1	Opinion of Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. (filed herewith)

5.2	Opinion of Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. (incorporated by reference to the Company’s report on Form S-3, filed with the SEC on May 26, 2004)

5.3	Opinion of Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. (incorporated by reference to the Company’s report on Form S-1/A, filed with the SEC on April 21, 2005)

Exhibit
No.	Document
5.4	Opinion of Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. (incorporated by reference to the Company’s report on Form S-1, filed with the SEC on August 30, 2005)

23.1	Consent of PricewaterhouseCoopers LLP (filed herewith)

23.2	Consent of McGladrey & Pullen, LLP (filed herewith)

23.3	Consent of Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. (included in Exhibit 5.1)

24.1	Powers of Attorney (included on page II-5)

Item 17.	Undertakings
(a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) under the Securities Act that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:
               (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
               (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is a part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is a part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
          (ii) If the registration is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statement relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on May 15, 2006.

DIGITAL RECORDERS, INC.

By:	/s/ David L. Turney David L. Turney
Chairman of the Board, Chief Executive Officer
and President
     Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated. Each person whose signature appears below constitutes and appoints David L. Turney and David N. Pilotte, each or either of them, his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended and to file the same, with all the exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises as fully, to all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ David L. Turney David L. Turney	Chairman of the Board, Chief Executive Officer, President and Director (principal executive officer)	May 15, 2006

/s/ David N. Pilotte David N. Pilotte	Executive Vice President, Chief Financial Officer and Chief Operating Officer (principal financial and accounting officer)	May 15, 2006

Russell Cleveland	Director

/s/ John D. Higgins John D. Higgins	Director	May 15, 2006

/s/ C. James Meese, Jr. C. James Meese, Jr.	Director	May 15, 2006

/s/ Stephanie L. Pinson Stephanie L. Pinson	Director	May 15, 2006

/s/ John K. Pirotte John K. Pirotte	Director	May 15, 2006

/s/ Lawrence A. Taylor Lawrence A. Taylor	Director	May 15, 2006

Juliann Tenney	Director

EXHIBIT INDEX
     The following documents are filed herewith or have been included as exhibits to previous filings with the SEC and are incorporated herein by this reference:

Exhibit
No.	Document
3.1	Amended and Restated Articles of Incorporation of the Company (incorporated herein by reference from the Company’s Registration Statement on Form S-3, filed with the SEC on December 23, 2003)

3.2	Articles of Amendment to Articles of Incorporation of the Company containing Certificate of Designation of Series E Redeemable Nonvoting Convertible Stock (incorporated herein by reference from the Company’s Report on Form 8-K, filed with the SEC on November 12, 2003)

3.3	Articles of Amendment to Articles of Incorporation of the Company containing Amended and Restated Certificate of Designation of Series F Convertible Preferred Stock (incorporated herein by reference from the Company’s Report on Form 8-K, filed with the SEC on April 14, 2004)

3.4	Articles of Amendment to the Articles of Incorporation of the Company containing Series AAA Preferred Stock Change in Quarterly Dividend Accrual and Conversion Price (incorporated herein by reference to the Company’s Report on Form 10-K for the year ended December 31, 2004)

3.5	Articles of Amendment to Articles of Incorporation of the Company containing Amended and Restated Certificate of Designation of Series G Redeemable Convertible Preferred Stock (incorporated herein by reference to the Company’s Report on Form 8-K filed on June 28, 2005)

3.6	Articles of Correction of Articles of Amendment to the Articles of Incorporation of the Company containing a correction to an error in the Amended Certificate of Designation of Series G Redeemable Convertible Preferred Stock (incorporated herein by reference to the Company’s Report on Form 10-Q for the quarter ended June 30, 2005)

3.7	Articles of Amendment to the Articles of Incorporation of the Company containing an amendment to eliminate a staggered election of Board members (incorporated herein by reference to the Company’s Report on Form 10-Q for the quarter ended June 30, 2005)

3.8	Articles of Amendment to Articles of Incorporation of the Company containing Amended and Restated Certificate of Designation of Series H Convertible Preferred Stock (incorporated herein by reference to the Company’s Report on Form 8-K filed on November 4, 2005)

3.9	Articles of Amendment to Articles of Incorporation of the Company containing Certificate of Designation of Series I Convertible Preferred Stock (incorporated herein by reference to the Company’s Report on Form 8-K filed on March 23, 2006)

3.10	Amended and Restated Bylaws of the Company (incorporated herein by reference from the Company’s Registration Statement on Form SB-2)

3.11	Amendment to Amended and Restated Bylaws of the Company (incorporated herein by reference from the Company’s Proxy Statement for the Annual Meeting of Shareholders for fiscal year 2000, filed with the SEC on June 6, 2001)

4.1	Form of specimen certificate for Common Stock of the Company (incorporated herein by reference to the Company’s Report on Form 8-K filed on April 14, 2004)

5.1	Opinion of Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. (filed herewith)

Exhibit
No.	Document
5.2	Opinion of Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. (incorporated by reference to the Company’s report on Form S-3, filed with the SEC on May 26, 2004)

5.3	Opinion of Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. (incorporated by reference to the Company’s report on Form S-1/A, filed with the SEC on April 21, 2005)

5.4	Opinion of Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. (incorporated by reference to the Company’s report on Form S-1, filed with the SEC on August 30, 2005)

23.1	Consent of PricewaterhouseCoopers LLP (filed herewith)

23.2	Consent of McGladrey & Pullen, LLP (filed herewith)

23.3	Consent of Gray, Layton, Kersh, Solomon, Sigmon, Furr & Smith, P.A. (included in Exhibit 5.1)

24.1	Powers of Attorney (included on page II-5)